MINCO GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Minco Gold Corporation and its subsidiaries (“Minco Gold” or “the Company”) is for the quarter and six months period ended June 30, 2009. The MD&A, dated August 14, 2009 should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes prepared by management for the period ended June 30, 2009 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2008. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2008 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Gold (TSX: MMM/NYSE Amex:MGH/FSE:MI5) was incorporated under the laws of British Columbia, Canada in 1982 as Caprock Energy Ltd. Following a number of name changes, the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating mineral properties and projects in the People’s Republic of China (“China”). Through joint ventures with various Chinese government entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metal properties in China. The Company has conducted exploration work on properties located in  Hunan, Inner Mongolia, Guangdong and Gansu provinces of China, and investigated or evaluated many additional Chinese mineral properties.

The Company does not generate revenues and has accumulated losses since inception, is unlikely to generate earnings in the immediate future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to achieve its operating and developing objectives, confirmation of the Company’s interests in the underlying properties and the attainment of profitable operations. Management will continue, as appropriate, to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all.  The outcome of these matters cannot be predicted at this time.

Properties

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”) and its interests in the Longnan

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Less than Wholly-owned subsidiaries - the Company has equity interest in the following projects and joint ventures:

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51% of a joint venture company formed and known as Guangzhou MingZhong Mining Co., Ltd. (the “MingZhong JV”), formerly “MingZhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”)  - holding company for the Changkeng Gold project and the Changkeng Exploration Permit;

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65% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project

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Equity interests – as at June 30, 2009, the Company’s ownership decreased to 40.25% due to the exercise of options by Minco Silver option holders. (“Minco Silver”).

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

The Company can now proceed with an exploration program on the Changkeng Gold Project with the granting of the business license on March 30, 2007 and the transfer of the Changkeng Exploration Permit on January 05, 2008.

In 2008 Beijing General Research Institute of Mining & Metallurgy (“BGRIMM”) located in Beijing, China has completed limited metallurgical and mineralogical studies on a small metallurgical sample of the Changkeng mineralization

In March 2008, the Company reported an NI 43-101 resource estimate for the Changkeng Gold project completed by P&E Mining Consultants Inc. of Brampton, Ontario. The deposit contains an indicated gold resource of 2.1 million tonnes @ 5.61 g/t gold ("Au") for a total of 379,000 oz contained gold and an inferred gold resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au.

The Company conducted a comprehensive exploration program on Changkeng project including 61 drill holes covering approximately 12,000 meters of diamond drilling;  and a hydrological and geotechnical assessment on the project. All the field related work was completed toward the 2008 year end.

In March 2009, the Company reported an NI 43-101 resource estimate for the Changkeng project on the distinct and separate gold dominant and silver dominant zones was completed by P&E Mining Consultants Inc. of Brampton, Ontario in March 2009. The gold dominant deposit contains an indicated gold resource of 3.9 million tonnes @ 4.89 g/t gold ("Au") for a total of 623,100 oz contained gold and an inferred gold resource of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au. The silver dominant deposit contains an indicated silver resource of 5.6 million tonnes @ 170.0 g/t silver ("Ag") for a total of 30,708,000 oz contained silver and an inferred silver resource of 1.06 million tonnes @ 220.0 g/t Ag for a total of 7,517,000 oz Ag.

The Company is currently working on the National Exploration Report for submission to MOLAR.

Gobi Gold Project

Minco Gold has a 65% interest in the Damo JV.

Field programs were commenced in late May 2008. Exploration was focused on investigation of the surface distribution of the various-sized auriferous veins in the northeast extension area of the Zhula Mine. Trenching, channel sampling and chip sampling were conducted over geologically favorable areas and magnetic anomalies. A total of 165 samples were collected from trenches, abandoned mining pits and surface traverse lines, including 105 channel samples and 60 chip samples. Two parallel mineralization zones were identified between M8 and M9 magnetic anomalies. The two veins are 200-300m in length and 1-3m in width with gold grades of 1.05g/t and 1.47g/t in two trenches. The widespread, extremely high gold values in previous geochemical samples resulted from the widely but sporadically distributed high-grade silicified veins of less than 1cm to 5cm in width at surface. The exploration potential and economic significance of the northeast extension will rely on the favorable structural preparation to increase the density of the high-grade vein lets at depth. Reprocessing of all the available raw data from previous IP programs will be arranged to further delineate and define any potential targets.

During the six months period ended June 30, 2009, the Company did not conduct any exploration activities on the project.

Xiaoshan Project

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China. The area also forms part of east section of the E-W trending Qinling metallogenic belt. Host rock of gold and silver mineralization is mainly composed of interbedded chlorite-albite schist, sericite-quartz-albite schist, plagioclase- amphibole schist, and biotite-plagioclase gneiss.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit.

A general review on exploration data from exploration programs organized in 2007 was conducted in April and May 2008. It was concluded that there are no significant Ag-Pb-Zn mineralization intersected within the drilling below the K3 structure, which is the expected major ore-control structure. There is no further evidence for Minco Gold’s target model of high grade Ag-Pb-Zn with associated Au. Therefore, Minco Gold has decided to suspend its funding on all exploration programs in the two exploration permits and will keep the interest earned so far in the joint venture.

On April 28, 2009, the Company signed an agreement with Henan Xin Xiang Rong Investment Corporation to sell the interest in Henan Zhongjia for RMB 2.46 million ($402,086) and received the full amounts of RMB 2.46 million ($402,086) on June 15, 2009.

Gold Bull Mountain Gold Project

The Company established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province

During the first five months in 2008, 456m of underground drifting was completed at Levels 87 and 47 to explore the gold zones defined in the upper level. Some un-continuous gold mineralization zones were intersected in tunnels at Level 87. Average gold grade in these veins ranges from 0.22 to 2.55g/t. No major mineable zone was delineated at Level 47.

In the process of managing and prioritizing cash flow needs, the Company made the decision to cease all exploration programs at GBM in June 2008.

As at December 31, 2008, the Company wrote off a total of RMB 2.5 million (approximately $358,500) recorded as the mineral interests. This is the cost of Gold Bull Mountain mining license.

Subsequent to December 31, 2008, the Company decided to explore the possibility of selling Yuanling Minco.

The Company is currently renewing the permits and evaluations to keep the permits in good standing for potential future sale.

Gansu Longnan Properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: including four exploration permits along a regional structural belt parallel to the Yangshan gold belt; potential for gold and antimony.

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All of these 12 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

Exploration was resumed in late March 2009 and was focused on the following:

1.

Reconnaissance traverses within Shajinba-Fujiawan structure in Yejiaba sub-project area.

2.

Verification of soil anomalies of gold in Caopingshan area, Xicheng East sub-project area ;

3.

 Prospecting in Yangshan sub-project area.

Yejiaba area:

Reconnaissance traversing within a major fault zone trending 60 deg. NE in Yejiaba area discovered several mineralization showings (Shajinba zone, Yaoshang zone and Fujiawan zone) which have high potential for gold. The structure is 10.0 km long. Most significant results a are as follows:

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Shajinba zone. In Shajinba area, a zone of argillization and carbonatization was discovered near Shajinba village. The zone outcrops in the bottom part of stream valley. Intensity of alteration is moderate, fine pyrite inclusions and chalcosine present in the zone. True width of the zone is not less than 5.0 meters; it appears to be concordant to hosting phyllite. Another zone of silicification was found 1.0 km North. The zone coincides with a minor fault and dykes of rhyolite, both striking 80 deg. Silicification is represented by quartz veinlets 1.0 cm to 3.0 cm wide with inclusions of pyrite, arsenopyrite and antimonite. Width of the silicification zone is approximately 5.0 metres. The best grab samples taken from outcrops returned 0.26, 0.23 and 0.06 g/t Au with corresponding silver content of 155.0, 2.0 and 455.0 g/t. Trenching and sampling are planned in the area.

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Yaoshang zone. One grab sample taken from silicified phyllite in early April returned 0.5 g/t Au, 12 g/t Ag and 0.13% Pb.  Trenching in the area exposed a tectonic block of phyllite in limestone with numerous dykes of rhyolite. Width of the block is 100 metres. Boththe phyllite and rhyolite are silicified. Two intervals 5.0 m and 6.0 metres long with gold content from 0.11 g/t to 0.64 g/t were discovered in silicified rhyolite.

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Fujiawan zone. Two trenches 40m and 21m long were completed in the zone. One of them exposed strong argillization and silicification in a dyke of rhyolite.  The best result is 2.0 g/t Au over 2.0 metres.

Xicheng area.

Verification of soil gold anomalies in Caopingshan area and trenching in high-value spots resulted in findings of argillization and silicification zones in metasandstone. Width of zones is from 1 to 5m, strike 315 to 330 deg., dip 65 degrees. Intensity of alteration is weak, pyrite and rare galena inclusions present in altered rocks. The most significant concentrations were discovered in the trench TC1-1 on the soil sampling line XIV (the westernmost one) - continuous trench samples returned 0.43 g/t Au over 4.0 meters.

The assays received for trenching samples in Caopingshan area confirm that soil anomalies correspond with elevated gold concentrations in bedrock  Totally, nine trenches were completed in the vicinity of trench TC1-1, one of them intersected a zone of weak silicification with inclusions of fine arsenopyrite, average gold content is 0.33 g/t Au over 2.3 metres

Yangshan area.

Traversing and trenching in Oujiaba and Xinshe-Guihuashan areas targeted major fault zones and associated with them zones of silicification. The best result is 0.35 g/t Au in a single sample.

Results of Operations

Exploration Costs

Exploration costs, net of exploration cost recovery of $207,710, for the six months ended June 30, 2009 were $876,737 compared to $7,763,547 in the comparative period in 2008. The Company accrued the exploration permit costs of $6,611,918 for Changkeng’s Project in the first quarter of 2008.

Pursuant to the terms of the agreement on Changkeng Silver Mineralization, the Company has assigned its right to earn 51% interest on Changkeng Silver Mineralization to Minco Silver. As a result of the assignment, Minco Silver is responsible for 51% of the costs in relation to the Changkeng Silver Mineralization. As at June 30, 2009, $207,710 was recorded as an exploration cost recovery, which represents 51% of the incurred costs on Changkeng Silver Mineralization and paid on Minco Silver’s behalf by the Company.

The following is a summary of exploration costs incurred by the Company.

	Costs Incurred January 1 to June 30, 2008	Costs Incurred January 1 to June 30, 2009	Cumulative Costs Incurred to June 30, 2009
Currently active properties:
Gansu
- Longnan	$406,747	$855,512	$4,422,397

Inner Mongolia
- Gobi Gold	78,730	19,372	2,002,914

Guangdong
- Changkeng	6,177,674	206,897	9,261,699

Hunan
- Gold Bull Mountain	87,949	2,666	2,160,206

Henan	238,141	288,474	1,830,655
- Xiaoshan

Expensed exploration cost for sold projects prior to 2009	22,328	-	869,535
Total	7,011,569	1,372,921	20,547,406
Expensed exploration costs for sold project in current period	-	(288,474)	(288,474)
Exploration cost recoveries	(22,328)	(207,710)	(1,164,613)
Expensed mining license costs	-	-	(358,500)
Expensed exploration permits	(6,611,918)	-	(9,203,512)
Expensed exploration costs	(377,323)	(876,737)	(9,532,307)
Capitalized mining license costs	$-	$-	$-

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2009		2008				2007
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Interest and sundry income	$24,745	$23,387	$230,333	$11,869	20,482	43,335	$34,418	$67,137
Net income (loss)-as reported	(998,529)	(1,316,968)	(1,349,411)	(2,313,134)	(1,317,998)	(8,283,762)	(311,368)	(2,880,632)
Net income (loss) per share – basic and diluted-as reported	($0.02)	($0.03)	($0.03)	($0.05)	($0.03)	($0.19)	($0.01)	($0.07)

* During the year ended December 31, 2008, the Company retroactively changed its accounting policy to align its policies with that of Minco Silver Corporation (“Minco Silver”) a company that is accounted for using the equity method.

**The first three quarters of 2008 (2008-Q1, Q2, Q3) have been restated to give the effect of the new accounting policy and the operating results have been restated in the table above.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the six months period ended June 30, 2009, after adjusting for foreign exchange gain of $21,128 (June 30, 2008 – exchange loss $333,787) the Company incurred a total of $1,569,641 on administrative expenses (June 30, 2008 - $1,991,025).

In the first six months of 2009, the Company granted 1,582,000 stock options to its directors, officers, employees and consultants at the price of $0.48 per share that vest over 18 month period from the issue date and expire in January 2014. The Company recorded $452,917 of stock based compensation expense in the six months period ended June 30, 2009.

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Consulting fees for the six months period ended June 30, 2009 were $95,841, compared to $68,938 for the comparative period of 2008.

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Salaries and benefits for the six months period ended June 30, 2009 were $358,318, compared to $267,121 for the comparative period. The increase is mainly a result of increase of MingZhong’s management team’s compensation.

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The Company incurred investor relations expense of $91,015 for the six months period ended June 30, 2009, compared to $246,548 in the comparative period. The decrease is mainly due to less investor activities in the current period.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Interest income

For the six months period ended June 30, 2009, interest income was $11,950 (June 30, 2008 - $47,040).

Rental income

For the six months period ended June 30, 2009, rental income was $36,182 (June 30, 2008 – 34,554) recorded on office space sub-let to related parties.

Short-term investment

As at June 30, 2009, short-term investments consisted of $300,905 of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (December 31, 2008 – $850,904) and $ 71,655 in commercial notes (December 31, 2008 – $71,655).

Marketable Securities

As at June 30, 2009, the Company held 420,000 common shares of Nanika Resources Inc. with  market value of  $18,900 (December 31, 2008 - $12,600). Management assessed the Company’s marketable security holdings and determined to reclassify the shares of Nanika as long-term for consistency with management’s intentions.

Financial Position

The Company’s total assets at June 30, 2009 decreased to $8.1 million (December 31, 200 - $10.5 million) mainly due to exploration costs and administrative expenses incurred during the six months period ended June 30, 2009. The Company has cash and short term investments totalling $2.0 million (December 31, 2008 - $3.5 million) available for use. In addition, the Company has $1.5 million due from Minco Silver and $0.6 million due from Minco Base Metals.

Liquidity and Capital Resources

The Company does not generate revenues from operations. The Company relies on equity and debt financing for its working capital requirements to fund its exploration, investment, permitting and administrative activities. The Company depends on a combination of its current on hand resources; its ability to raise capital, its ability to work with its minority partners and other joint venture partners; and its ability to manage the timing of exploration expenses, to complete its planned exploration business plan and support the basic operations expenses for the next 12 months. While the Company believes it will be able to raise the additional financing when required, the impact of the current global economic downturn and uncertainty of global equity markets provide no guarantees that the Company can complete a financing.

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Cash Flow

Operating Activities

The comprehensive loss for the six months period ended June 30, 2009 was a total of $2,315,497 which was partially offset by amortization expenses of $65,097, stock based compensation of $452,917 and equity loss on the investment in Minco Silver of $639,011 in reaching the amount of a $1,365,282 cash used in operating activities, compared to $2,620,827 in the comparative period of 2008.  The decrease in cash used in this period is mainly due to the reduction of exploration activities.

For the three months period ended June 30, 2009, cash used in operating activities was $568,998, compared to $325,426 cash generated in the comparative period of 2008.

Financing Activities

In the second quarter of 2009, the Company issued 16,500 common shares at $0.83 per share in generating cash of $13,755.

During the six months ended June 30, 2009, payments in the amounts of $2,667,296 were made to Mingzhong’s minority shareholders and $213,941 was made to Henan Zhongjia Minco’s shareholder.

On May 25, 2009, Mingzhong received government approval. As a result, the loan of RMB 30 million ($5.53 million) was converted to share capital.

On April 26, 2009, the Company entered into a sale agreement to dispose of its interest in Henan Zhongjia Minco Corporation.

Investing Activities

For the six months period ended June 30, 2009, the Company disposed of short-term investments in the amount of $549,999 to support its exploration and administrative activities, and incurred $73,064 for new equipments. The amount advanced to Minco Silver was increased by $285,869, including exploration cost recovery of $207,710 on Changkeng Silver Mineralization. In aggregate, the cash generated in investing activities for the six months period ended June 30, 2009 was $191,066 compared with $3,701,077 in the comparative period of 2008.

Available Resources

The Company’s cash and short-term investments as at June 30, 2009 totalled $2.0 million (December 2008 - $3.5 million).

Accounts Payable and Accrued Liabilities

The remaining balance payable for the exploration permit of RMB 29 million ($5.04 million) has been accrued in the December 31, 2008 financial statements as due to 757 Exploration Team. Minco China is responsible for its 51% shareholder contribution to MingZhong in the amount of RMB 14.8 million ($2.57 million) and the minority shareholders are responsible for their 49% shareholder contribution to MingZhong in the amount of RMB 14.2 million ($2.47 million). As of the date of this MD&A, the amount is not yet paid.

Investment in Minco Silver Corporation

The Company owns 13,000,000 common shares (representing 40.25% as at June 30, 2009) of Minco Silver that was acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

On May 17, 2008 Minco Silver share purchase warrants were exercised for 741,357 common shares at an exercise price of $3.45.  The Company did not participate in this exercise and as a consequence its ownership in Minco Silver was reduced from 41.59% to 40.48%.  This reduction in ownership resulted in a dilution gain for the quarter ended June 30, 2008 of $1,375,604.  As a result of the exercise of options by certain Minco Silver option holders during the six months ended June 30, 2009, the ownership interest in Minco Silver was further reduced to 40.25%.

On July 22, 2008, Minco Silver announced the potential acquisition of 100% of the issued and outstanding common shares of Sterling Mining Company (“Sterling”).  Among the terms of the deal is that Minco Silver has offered 0.51 of a Minco Silver share for each one of Sterling’s share.  The Company extended a line of credit in the amount of US$15.0 million (“the facility”) to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling’s business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses.

On August 27, 2008 the Company terminated the obligation to acquire 100% of the outstanding common shares of Sterling and the obligation to advance the additional US$10.0 million under the line of credit, as provided in the facility.

On February 18, 2009 Minco Silver filed in the District Court of the First Judicial District of the State of Idaho, in and for the County of Shoshone an action commencing a foreclosure proceeding to foreclose on Sterling and appointing a receiver.  On March 3, 2009 Minco Silver’s foreclosure action was stayed in favor of Sterling’s filing a voluntary petition under Chapter 11 bankruptcy code in the Bankruptcy Court for the District of Idaho.

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	June 30, 2009	December 31, 2008
Investment in Minco Silver Corporation on an equity basis	$ 3,152,986	$ 3,675,116

Market value of Minco Silver shares	$ 25,740,000	$ 18,460,000

As of June 30, 2009, Minco Silver had current assets of $2,574,733, non-current assets $13,979,897 (including $6,960,606 in capitalized mineral interest costs), current liabilities of $1,641,499 and shareholders equity of $14,913,131. Minco Silver incurred exploration costs of $207,710, administration costs of $1,410,956 and a loss of $1,585,779 during the first two quarters of 2009.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

The current economic environment has prompted the Company to reduce or cease activities within Canada and China that are not focused on its prime assets and stopped or suspended work on non-core properties to preserve its cash position.

The Company will be required to raise additional funds to support its strategic goals in 2009, with the focus of the Company being on progressing the work on the Changkeng Gold project and further exploration on the Longnan projects where field programs have been planned for the higher potential areas and a drill program has been prepared for the Yangshanli property to follow up on the discovery made during 2008. Field work will also be conducted in the Yejiaba, Yangshan and Xicheng areas.

Share Capital

Under the original escrow agreement escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource properties and as at December 31, 2007, all shares have been released from escrow.

On May 29, 2009, the Company issued 16,500 common shares at $0.83 per share for a total proceed of $13,755.

As at the date of this MD&A, the Company has 43,005,551 common shares and 5,640,667 stock options outstanding.

At December 31, 2008 the Company had 42,989,051 common shares and 4,725,834 stock options outstanding.

Contractual Obligations and Contingencies

The Company has commitments in respect of office leases requiring minimum payments of $1,315,032 as follows:

2009	$ 113,962
2010	194,111
2011	209,254
2012	217,680
2013	230,862
2014	237,720
2015	111,443
$ 1,315,032

The Company has entered into sub-lease agreements for a portion of its leased premises.

Transactions with Related Parties

(a) The Company earned rental income and incurred the following fees to its directors or corporations controlled by its directors:

	Three Months ended June 30,		Six Months ended June 30,
	2009	2008	2009	2008
Rental income	$ 18,091	$ 16,777	$ 36,182	$ 34,554

Exploration costs	$ 18,333	$ 17,812	$ 39,531	$ 38,438
Management fees	13,750	4,688	23,490	8,437
Property investigation	-	2,812	2,292	3,750
Investor relations	2,292	2,813	3,437	5,625
Director's fees	14,500	12,500	27,500	22,000
	$ 48,875	$ 40,625	$ 6,250	$ 78,250

(b) As of June 30, 2009, $554,550 (December 31, 2008 - $506,569) was due from Minco Base Metals in relation to expenditures on the White Silver Mountain project and shared office expenses.  The amount is unsecured, non-interest bearing and repayable on demand. The Company is related to Minco Base Metals through two common directors and three common officers. The Company provided financial assistance to fund Minco Base Metal’s operation.

(c) As of June 30, 2009, $1,532,151 (December 31, 2008 – $1,246,282) was due from Minco Silver in relation to expenditures on the Fuwan Silver Property and shared office expenses for both offices in Vancouver and Beijing. The amount is unsecured, non-interest bearing and repayable on demand.

(d) As of June 30, 2009, receivables of $16,038 (December 31, 2008 - $166,872) were due from other two companies related by two common directors.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

The Company is required to make estimates of future production costs, future gold commodity pricing, and currency exchange fluctuations in the process of testing the impairment of its assets.

In testing the impairment of its mineral interests the Company is evaluating its resources and extended determination of gold reserves which requires a number of assumptions and estimations, including geological sampling and modeling as well as estimates of future gold prices and future production costs.

Estimates of the resources and ultimately the estimates of reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of gold and changes in estimates of the cost of production. A change in the estimate of reserves could result in a change in the rate of depletion, development amortization, or impairment of the resources, resulting in a write down.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operation.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 and 3 to the December 31, 2008 audited financial statements. There have been no changes to the Company’s accounting policies in the current period.

Accounting Changes

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted the recommendations included in Section 3064, “Goodwill and Intangible Assets,” of the CICA Handbook, which replaced CICA Section 3062, “Goodwill and Other intangible Assets”. The adoption of this Section has had no material impact on the Company’s financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted the Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”. This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a significant impact on the Company’s financial statements.

New Canadian Accounting Standards

In February 2008, the CICA Accounting Standards Board (“CICA”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies). The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is continuing to assess the impact of the implementation of IFRS.

Section 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling interests

In January 2009, the CICA issued these new sections to replace Section 1582, “Business Combinations” and Section 1600, “Consolidated Financial Statements.” Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed. Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company does not believe that these new Sections will have an impact on its financial statements unless the Company enters into a business acquisition subsequent to January 1, 2011.

Financial Risk Management

The Company’s operations consist of the acquisition and exploration of properties in China. The Company examines the various financial risks to which it is exposed to. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a periodic basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk – Credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract, This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right to set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the financial statements. The Company considers the following financial assets to be exposed to credit risk:

Financial Assets

Held for trading $1,992,971*

other receivable $2,086,701**

*Held for trading includes cash and cash equivalents, short term investment and long –term marketable securities.

** other receivables include receivables, Due from Minco Silver and Due from Minco Base Metals.

The effective interest rate on financial assets (short term deposits and GICs) ranged up to 4.10%.

Cash and cash equivalents – In order to manage credit and liquidity risk by investing its funds with reputable financial institutions. The Company places its Canadian based short-term investment funds into fixed income securities with terms of 90 days or less when acquired and its China based funds invested in term deposits of 90 days or less. The fair value approximates the carrying value.

Short term investments – Consisting of marketable securities and guaranteed investment certificates with maturities greater than 90 days when acquired. The fair value approximates the carrying value as the marketable securities are marked to market with published price quotation at the balance sheet date.

Receivables and due from related parties – Credit risk with related parties is the risk of default. The Company manages this risk by continuously monitoring the financial position of the borrower. Balances with related parties are unsecured; non-interest bearing and due on demand .

Liquidity risk – The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements or has the flexibility to delay certain corporate activities until funds become available. The Company believes that it has the ability to raise additional funds to meet its current obligations. The Company’s exposure to liquidity risk is:

Financial Liabilities

Other Liabilities $5,626,924*

* Other Liabilities includes accounts payable, accrued liabilities and loan payable.

All other liabilities are due on demand except for balance of $5,047,161 which is due and payable in one year. $5,047,161 (discounted at 5% to carrying value) of the total balance is due in one year and has a contractual value of $5,170,262.

The effective interest rate on financial liabilities (accounts payable) ranged up to 5%.

Currency/Foreign exchange risk – The Company’s functional currency is the Canadian dollar and therefore the Company’s net earnings are impacted by fluctuations in foreign currencies. The Company raises funds in Canadian dollars and lends either Canadian dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its foreign currency fluctuations.

Interest rate risk – The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. Short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations.

Internal Controls over Financial Reporting

There has been no significant change in the Company’s internal control over financial reporting during the first six months of 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Internal Control over Financial Reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company’s financial information and the preparation of the audited financial statements. The design includes policies and procedures that:

1. Pertains to the maintenance of records;

2. Provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

3. Provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company’s assets.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the “hands-on” involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management's evaluation of the effectiveness of internal controls identified some material deficiencies in the financial reporting process as of June 30, 2009. Specifically, due to the smaller nature of the Company, there was a lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared in some locations. In addition, there was a lack of consistency in the application of the Company’s standardized, formal policies and procedures around the financial closing and reporting of financial results; the Company did not have the required complement of personnel throughout the year (with appropriate levels of accounting knowledge, experience and training in the application of Canadian generally accepted accounting principles).

Management has concluded that the Company did have some material financial reporting weaknesses which have impacted its ability to maintain effective internal control over financial reporting as at the three months ended June 30, 2009 based on the criteria set forth in the Committee of Sponsoring Organization of the Treadway Commission framework.

Remediation of Material Weaknesses

To address the material weaknesses described above, management has started a project to redesign the financial reporting process with a view to evaluating and designing an implementation strategy of the redesigned process as part of the first two quarters 2009, with the expected redesigned process being implemented though the third quarter of 2009.

Cautionary Statement on Forward-Looking Information

This MD&A, which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar  expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of gold, silver and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or China or other countries in which the Company carries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, and quantities or grades of reserves. Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. Specific reference is made to the Company's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Ken Cai

August 14, 2009